UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Eólica Mangue Seco 1

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Rio de Janeiro, April 9, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on January 7, 2021, informs that today it has concluded the sale of the totality of its 49% interest in Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A. (Eólica Mangue Seco 1) to V2I Energia S.A., invested by Vinci Energia Fundo de Investimento em Participações em Infraestrutura, managed by Vinci Infraestrutura Gestora de Recursos Ltda.

After the fulfillment of all the precedent conditions, the operation was concluded with the payment of R$ 44.0 million to Petrobras, already with the adjustments provided for in the stock purchase and sale agreement.

The present disclosure is in accordance with the internal rules of Petrobras and with the special regime of asset disinvestment by the federal mixed economy societies, foreseen in the Decree 9.188/2017.

This operation is aligned to the strategy of portfolio optimization and the improvement of the company's capital allocation, aiming the maximization of value for its shareholders.

About Eólica Mangue Seco 1

Eólica Mangue Seco 1 is part of a complex of four wind farms (Mangue Seco 1, Mangue Seco 2, Mangue Seco 3 and Mangue Seco 4) located in Guamaré, in the state of Rio Grande do Norte, with a total installed capacity of 104 MW. Eólica Mangue Seco 1 owns and operates a wind farm with 26 MW capacity.

About Vinci Infraestrutura Gestora de Recursos Ltda.

Vinci is a limited company responsible for the management of infrastructure funds of the Vinci Partners Group, thus understood as Vinci Infraestrutura Gestora de Recursos Ltda. and its subsidiaries ("Vinci Group"), which currently has over R$ 47 billion under management. The Vinci Group was founded in 2009 and has 226 employees, including 33 partners, divided into offices in Rio de Janeiro, São Paulo, Recife and New York.

The Vinci Group has investments in various sectors of the economy, among which are the investments made in Equatorial Energia S.A. (energy), Light (energy), LEST - Linhas de Energia do Sertão Transmissora (energy), Água Vermelha Transmissora (energy), Arcoverde Transmissão de Energia (energy), Transmissora Porto Alegrense de Energia (energy), Grupo Los Grobo (agribusiness), Austral (insurance and reinsurance), Unidas (car rental), Inbrands (retail), Burger King (retail), Le Biscuit (retail), Cecrisa (ceramic tiles), Companhia Brasileira de Offshore (shipping) , Uniasselvi (higher education), Dominos Brasil (retail), Vero (telecom) and Cura (health).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer